UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________.

Commission File Number 1-05492

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nashua Corporation Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nashua Corporation
11 Trafalgar Square
Second Floor
Nashua, New Hampshire 03063

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
Nashua Corporation Employees’ Savings Plan
Years ended December 31, 2003 and 2002

Nashua Corporation Employees’ Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Nashua Corporation Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of Nashua Corporation Employees’ Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Manchester, New Hampshire
May 11, 2004

Nashua Corporation Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$77,202,375	$67,848,397
Receivables:
Participants’ contributions	–	46
Employer’s contribution	18,912	265,035

Total receivables	18,912	265,081

Net assets available for benefits	$77,221,287	$68,113,478

See accompanying notes.

See accompanying notes.

Nashua Corporation Employees’ Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Interest and dividends	$1,802,869	$1,701,159
Net appreciation in fair value of investments	11,232,609	–

	13,035,478	1,701,159
Contributions:
Participants	2,803,692	2,933,090
Employer and profit sharing	952,826	1,219,658
Rollovers	185,926	393,995

	3,942,444	4,546,743

Total additions	16,977,922	6,247,902
Deductions
Benefits paid directly to participants	7,853,991	6,089,168
Net depreciation in fair value of investments	–	10,885,257
Administrative expenses	16,122	15,670

Total deductions	7,870,113	16,990,095

Net increase (decrease)	9,107,809	(10,742,193)
Net assets available for benefits at beginning of year	68,113,478	78,855,671

Net assets available for benefits at end of year	$77,221,287	$68,113,478

See accompanying notes.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Nashua Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees, as defined, of Nashua Corporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% up to 100% of pretax annual compensation, as defined in the Plan and subject to Internal Revenue Service limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% for the first 6% of base compensation that a participant contributes to the Plan.

The Plan also provides that eligible employees may receive a profit sharing contribution, such amount, if any, determined by the management and approved by the Board of Directors. For the years ended December 31, 2003 and 2002, profit sharing contributions were $0 and $216,257, respectively.

Upon enrollment, participants can direct their contributions and the Company’s matching contributions into any of the Plan’s fund options. Participants may change their investment options daily.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings and expenses as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in all contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50%, of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or elect to receive other optional forms of payment as described in the Plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investments in the Company stock fund are measured in units of participation and include shares of Company stock, short-term investments and, at times, receivables and payables arising from unsettled stock trades. The trustee determines a daily net asset value (NAV) for each unit. The fair value of participation units owned by the Plan in the common/collective trust is based upon quoted redemption values on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Substantially all expenses of the Plan are paid by the Company. Certain expenses related to participant loans are paid by the Plan via a reduction of participant accounts.

3. Investments

During 2003 and 2002, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation
	(Depreciation) in Fair
	Value of Investments
	2003	2002
Nashua Corporation Common Stock Fund	$(39,202)	$677,114
Shares of mutual funds	11,271,811	(11,562,371)

	$11,232,609	$(10,885,257)

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2003	2002
Fidelity Managed Income Portfolio	$16,807,691	$17,906,794
Fidelity Magellan Fund	14,627,512	12,442,693
Fidelity Freedom 2010 Fund	7,602,426	6,750,904
Fidelity Growth Company Fund	8,160,175	6,185,222
Spartan U.S. Equity Index Fund	4,147,957	3,837,634
Fidelity US Bond Index Fund	–	3,757,340
Fidelity Equity-Income Fund	4,675,103	–

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment Securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedule

Nashua Corporation Employees’ Savings Plan

EIN: 02-0170100 Plan Number: 010

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value
Fidelity Management	*Fidelity Managed Income Portfolio,
Trust Company:	16,807,691 shares	$16,807,691
	*Magellan Fund, 149,657 shares	14,627,512
	*Freedom 2010 Fund, 583,904 shares	7,602,426
	*Growth Company Fund, 162,975 shares	8,160,175
	*Spartan U.S. Equity Index Fund, 105,251 shares	4,147,957
	*Fidelity U.S. Bond Index Fund, 340,262 shares	3,807,535
	*Equity-Income Fund, 93,972 shares	4,675,103
	*Contrafund, 77,596 shares	3,829,370
	Strong Advisor Common Stock Fund,
	102,784 shares	2,276,666
	*Diversified International Fund, 91,040 shares	2,195,891
	RHJ Micro Cap Fund, 102,946 shares	2,037,298
	*Freedom 2020 Fund, 79,049 shares	1,029,215
	*Freedom 2030 Fund, 40,358 shares	522,641
	*Freedom Income Fund, 20,292 shares	225,037
	*Freedom 2040 Fund, 29,143 shares	220,318
	MSI Emerging Markets Fund, 17,029 shares	261,568
	*Capital and Income Fund, 73,834 shares	595,102
	*Freedom 2000 Fund, 6,401 shares	75,402
	*Spartan International Index Fund, 2,089 shares	56,934
	*Fidelity Retirement Money Market Fund, 91 shares	91

		73,153,932
Common Stock Fund:
	Nashua Corporation
* Nashua Corporation	Common Stock, 170,968 shares	1,453,228
Interest Bearing Cash	Cash	105,080

		1,558,308
*Participant Loans	5.0% to 11.5%	2,490,135

		$77,202,375

*	Indicates a party-in-interest to the Plan.

NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee of the Nashua Corporation Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN
Date: June 18, 2004	By /s/ John L. Patenaude
John L. Patenaude
Nashua Corporation Vice President – Finance, Chief Financial Officer and Treasurer